EXHIBIT 16

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

May 8, 2002

Dear Sir/Madam:

We have read the first four paragraphs of Item 4 included in the Form 8-K dated May 7, 2002 of Chattem, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP

Copy to:

Mr. A. Alexander Taylor II, President and COO, Chattem, Inc.